COMMENTS RECEIVED ON SEPTEMBER 27, 2022

FROM ALBERTO ZAPATA

Variable Insurance Products Fund II (File Nos. 033-20773 and 811-05511)

The Prudential Variable Contract Account-2 (File No. 333-267133)

The Prudential Variable Contract Account-10 (File No. 333-267135)

N-14 FILED ON August 29, 2022

N-14 Proxy Statement and Prospectus

1) Variable Insurance Products Fund II

Part C

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

C:

The Staff questions why Item 15 does not include the full disclosure provided in Rule 484.

R:

The disclosure required by Rule 484 is not required because the Registrant is not seeking acceleration of effectiveness under Rule 461.

2) Variable Insurance Products Fund II

Signatures

C:

Consistent with Section 6(a) of the Securities Act of 1933, the Staff believes the signature page should indicate who is the Registrant’s Principal Accounting Officer or Comptroller.

R:

The registrant’s Chief Financial Officer has these responsibilities, notwithstanding that no title of “Principal Accounting Officer” or “Comptroller” exists for the Registrant.

3) The Prudential Variable Contract Account-2

C:

Please update the date of the notice and proxy statement/prospectus from August 29, 2022 to the date the documents are finalized.

R:

The dates have been updated.

4) The Prudential Variable Contract Account-2

C:

Please consider whether any adjustment to the following sentence in Q4 in the “Important Information” section is appropriate given that the Fidelity Fund seeks to track the performance of the S&P 500 Index: “The proposed restructuring will permit VCA 2 to directly invest in an underlying fund—the Fidelity Fund—with strong historical performance and a larger asset base.”

R:

The Registrant respectfully declines to revise the sentence. As noted in the more detailed sections of the Proxy Statement/Prospectus, the VCA 2 Committee received and considered information regarding the investment performance of VCA 2 and the Fidelity Fund, and the Fidelity Fund has outperformed VCA 2 over the previous one-year, five-year and ten-year time periods as of December 31, 2021. The Proxy Statement/Prospectus includes detailed performance information, including comparisons between VCA 2 and the Fidelity Fund. The Registrant believes the sentence accurately describes the performance considerations by the Committee in approving the Restructuring.

5) The Prudential Variable Contract Account-2

C:

Please remove the extra period at the end of Q10 in the “Important Information” section.

R:

The extra period has been removed.

6) The Prudential Variable Contract Account-2

C:

Please consider whether to add disclosure to the “Comparison of VCA 2 and the Fidelity Fund” section starting on page 2 of the Proxy Statement/Prospectus to discuss the difference of the structures before and after the conversion, including the ability of a unit investment trust to seek to substitute the underlying fund.

R:

The Registrant has added the following to that section: “The Restructuring would change VCA 2 from a management investment company to a unit investment trust holding shares of the Fidelity Fund. As a unit investment trust, VCA 2 would have the right to substitute from shares of the Fidelity Fund to another fund in accordance with applicable regulatory requirements, including in some situations reliance on an order issued by the SEC.”

7) The Prudential Variable Contract Account-2

C:

Please confirm that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

R:

The Registrant confirms that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

8) The Prudential Variable Contract Account-2

C:

Please confirm that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4).

R:

The Registrant confirms that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4). The Registrant notes that the purchase of Fidelity Fund shares is for cash.

9) The Prudential Variable Contract Account-10

C:

Please update the date of the notice and proxy statement/prospectus from August 29, 2022 to the date the documents are finalized.

R:

The dates have been updated.

10) The Prudential Variable Contract Account-10

C:

Please consider whether any adjustment to the following sentence in Q4 in the “Important Information” section is appropriate given that the Fidelity Fund seeks to track the performance of the S&P 500 Index: “The proposed restructuring will permit VCA 10 to directly invest in an underlying fund—the Fidelity Fund—with strong historical performance and a larger asset base.”

R:

The Registrant respectfully declines to revise the sentence. As noted in the more detailed sections of the Proxy Statement/Prospectus, the VCA 10 Committee received and considered information regarding the investment performance of VCA 10 and the Fidelity Fund, and the Fidelity Fund has outperformed VCA 10 over the previous one-year, five-year and ten-year time periods as of December 31, 2021. The Proxy Statement/Prospectus includes detailed performance information, including comparisons between VCA 10 and the Fidelity Fund. The Registrant believes the sentence accurately describes the performance considerations by the Committee in approving the Restructuring.

11) The Prudential Variable Contract Account-10

C:

Please consider whether to add disclosure to the “Comparison of VCA 10 and the Fidelity Fund” section starting on page 2 of the Proxy Statement/Prospectus to discuss the difference of the structures before and after the conversion, including the ability of a unit investment trust to seek to substitute the underlying fund.

R:

The Registrant has added the following to that section: “The Restructuring would change VCA 10 from a management investment company to a unit investment trust holding shares of the Fidelity Fund. As a unit investment trust, VCA 10 would have the right to substitute from shares of the Fidelity Fund to another fund in accordance with applicable regulatory requirements, including in some situations reliance on an order issued by the SEC.”

12) The Prudential Variable Contract Account-10

C:

Please confirm that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

R:

The Registrant confirms that the fee table starting on page 3 of the Proxy Statement/Prospectus includes the current fees based on the most recent annual reports or prospectuses.

13) The Prudential Variable Contract Account-10

C:

Please confirm that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4).

R:

The Registrant confirms that there is no agreement of acquisition, reorganization, merger or liquidation required to be filed as an exhibit under Item 16(4). The Registrant notes that the purchase of Fidelity Fund shares is for cash.